

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2011

VIA U.S. MAIL

Robin Lee
Chief Executive Officer
China Resources Development Inc.
c/o SSC Mandarin Investment Group Limited
1402 China Resources Building
26 Harbour Road, Wanchai
Hong Kong

> **Re: China Resources Development Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 18, 2011**
> **File No. 333-171727**

Dear Mr. Lee:

We have reviewed your amended registration statement and letter dated February 18, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We remind you of prior comments 1, 2, 3, 8, 13, 14, and 19 from our letter to you dated February 14, 2011.

2.   Ensure that you provide consistent disclosure throughout the prospectus. For example, you have not disclosed the underwriter discount on the prospectus cover page, although it

appears in the "Underwriting" section. Similarly, in your response to prior comment 9 from our letter to you dated February 14, 2011, and at page 29, you disclose the potential need for third-party financing, but please also discuss this in your "Summary" and "Proposed Business" sections. Where you discuss your capitalization, business plans, and use of proceeds, please properly emphasize the $5,000,000 net equity investment you now identify at page 3.

3.   Disclosure you added at page 2 of your summary section now suggests that you will not necessarily obtain a controlling interest in the target business. Provide us with your analysis and include updated disclosure regarding the potential or likely applicability of the Investment Company Act of 1940 in those circumstances. We note the Risk Factors disclosure at page 31 in that regard.

4.   Notwithstanding your response to prior comment 11 from our letter to you dated February 14, 2011, please revise the forepart of the prospectus to discuss the reason(s) the prior deal was abandoned and to identify the parallel business plan it involved.

5.   We note your response to prior comment 14 from our letter to you dated February 14, 2011. Ensure that you file as an exhibit a letter from named counsel consenting to references to its name and confirming any opinions it provides throughout the document, including the new disclosure at page 32.

Prospectus Cover Page

6.   Please delete from the front cover page of the prospectus the reference to the underwriter's status as "sole book-running manager," although such disclosure may appear in the underwriting section of your document or on the back cover page.

Prospectus Summary, page 1

The Offering, page 4

7.   We note your response to prior comment 17 from our letter to you dated February 14, 2011, that the repurchases by you or your affiliates will not be subject to the tender offer rules. Please provide a more detailed analysis to support your position, including a discussion of the applicability of Rule 13e-4 and Regulation E to the offers and repurchases.

8.   We note your response to prior comment 18 from our letter to you dated February 14, 2011, as well as the related disclosures at pages 5 and 97. Warrants that are publicly registered may be exercised (including, without limitation, on a cashless basis) only pursuant to a current and effective registration statement, unless such exercise is effected under an exemption from registration. Please revise your registration statement

accordingly or, in the alternative, please provide us with a detailed analysis as to the exemption from registration upon which you are relying.

Risk Factors, page 19

General

9.   Although you made some revisions in response to prior comment 20 from our letter to you dated February 14, 2011, we reissue the comment insofar as mitigating text and "cannot assure" language remains throughout the section. For example, refer to the first sentence under "If the net proceeds of this offering" at page 20 and the statement that Mr. Lee "has agreed that he will be personally liable to ensure that the proceeds in the trust account are not reduced" under "If third parties bring claims" at page 21. Also, concisely identify the risk and eliminate extraneous discussion, such as that which appears in the new risk factor captioned "We are only required to obtain an opinion from an independent investment banking firm" at page 33.

10.   Please revise to provide a risk factor discussing your ability to redeem the public warrants pursuant to section six of the warrant agreement. This risk factor should specifically address the fact that the warrant holders may not be able to exercise their warrants for registered shares during the 30-day period prior to the redemption date as a current prospectus may not be available and that under these circumstances, a warrant holder may receive much less than fair value for their warrants if they are redeemed.

An investor will only be able to exercise a warrant, page 22

11.   We note your disclosure stating that warrants to acquire shares of your common stock may expire worthless if the ordinary shares issuable upon exercise of the warrants are not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside. Please revise to also state that warrants to acquire shares of your common stock may expire worthless if the prospectus relating to the common stock issuable upon the exercise of such warrants is not current.

Fair Market Value of Target Business, page 65

12.   You added new disclosure indicating that you might obtain less than controlling interest of a target, but you do not address the 80% valuation in those circumstances. Please revise to clarify whether the requirement regarding the fair market value of the acquired portion also would apply in that case.

Comparison to Offerings of Blank Check Companies Subject to Rule 419, page 77

13.   We note your response to prior comment 10 from our letter to you dated February 14, 2011. Please expand to include disclosure relating to the following aspects of your

offering that may differ from more conventional special purpose acquisition offerings, or explain to us why you believe that these agreements or arrangements are typical. Your initial shareholders have agreed to the following:

- to vote their shares in favor of any proposed business combination,

- not to convert any shares in connection with a shareholder vote to approve a proposed initial business combination, and

- not to sell their shares to you pursuant to any tender offer.

Management, page 83

Directors and Executive Officers, page 83

14.   We note your response to prior comment 25 from our letter to you dated February 14, 2011. If accurate, please revise throughout to clarify that Mr. Ambruz controls GSPL, rather than merely suggesting at pages 8, 24, and 48 that he is "affiliated" with it. Disclose that he is one of its two full time employees, and identify for us GSPL's other full time employee.

15.   Ensure that you include in this section a complete listing of each individual's business experience, including material employers and positions over the past five years. In that regard, we understand that Mr. Ambruz may have served as director of group companies, SSC Mandarin, since at least November 2007. Disclose in the revised sketches the affiliation(s) among related entities you list in this section or elsewhere in your prospectus, including any affiliation between SSC Mandarin Financial Services Limited and SSC Mandarin Investment Group Limited. If not evident, further revise to clarify the capacities in which the listed individuals have worked together previously.

16.   Include all the disclosure Item 402 of Regulation S-K requires. For example, ensure that you properly disclose the $50,000 that Mr. Ambruz and GSPL received in 2010 pursuant to the agreement filed as exhibit 10.8.

Underwriting, page 116

17.   We note your disclosure relating to the 3% contingent underwriting fees. Please tell us where the agreement relating to such fees can be found.

Legal Matters, page 120

18.   Please revise to indicate that Graubard Miller is acting as escrow agent under your subscription agreement relating to the purchases by your officers of insider warrants. Also, please clarify the footnote reference regarding "CI tax counsel."

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

19.   We note that you have restated your financial statements in response to our prior comment 29. However, it does not appear that the date of the audit report was changed from your previous filing. Please tell us why this change to your financial statements did not result in a change to the date of report issued by your independent accountant.

Notes to Financial Statements

Note 3 – Proposed Offering, page F-9

20.   We note that section 3.3.2 of the warrant agreement states that in no event will you be required to net cash settle the warrants issued in connection with this unit offering. Please revise to provide disclosure regarding this term of the warrant agreement.

21.   We note your disclosure stating that the warrants issued in connection with this offering will be redeemable provided that there is an effective registration statement under the Securities Act covering the shares issuable upon exercise of the warrants and a current prospectus relating to them is available. This does not appear to be consistent with the terms of the warrant agreement filed as exhibit 4.4 to your filing. Please revise.

Exhibits and Financial Statement Schedules, page II-2

22.   File as exhibits the signed and dated versions of your agreements, including the unsigned agreement with GSPL dated November 22, 2010, and filed as exhibit 10.8.

23.   We note your response to prior comment 30 from our letter to you dated February 14, 2011. Notwithstanding your response, you disclose at page 107 that the section "describes the material United States Federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares and warrants." Please file all appropriate opinions of counsel relating to the tax matters you describe, and file the "undertaking" to which you refer at page 107. In the alternative, further explain why you believe you need not file these items as exhibits.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551-3335 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: David Alan Miller, Esq.
        Jeffrey M. Gallant, Esq.
        Graubard Miller
        (212) 818-8881 (fax)